SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Year Ended December 31, 2007
Commission file number: 0-1424

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
ADC Telecommunications, Inc.
Retirement Savings Plan

B. Name of issuer of securities held pursuant to the plan and the address of its principal executive offices:
ADC Telecommunications, Inc.

Minnesota	41-0743912

(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

13625 Technology Drive
Eden Prairie, Minnesota	55344

(Address of principal executive offices)	(Zip Code)
Issuer’s telephone number, including area code: (952) 938-8080

ADC Retirement Savings Plan
Financial Statements and Schedule
Years Ended December 31, 2007 and 2006
Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Schedule

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	11

Concert of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
The Plan Administrator and Participants
ADC Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of the ADC Retirement Savings Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Minneapolis, Minnesota
June 20, 2008

ADC Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2007	2006

Assets
Cash	$1,772	$86,909
Investments, at fair value	287,040,052	289,762,778
Employee contributions receivable	—	335,224
Employer contributions receivable	2,288,679	479,047

Net assets available for benefits	$289,330,503	$290,663,958

The accompanying notes are an integral part of these financial statements.

ADC Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2007	2006

Net assets available for benefits, beginning of year	$290,663,958	$286,247,206

Increases (decreases) during the year:
Employee contributions:
Employee payroll contributions	11,996,777	11,610,481
Employee rollover contributions	236,711	672,219

Total employee contributions	12,233,488	12,282,700

Employer contributions	6,079,877	3,948,887
ERISA settlement	—	1,483,008
Investment income	22,700,726	15,573,249
Net realized/unrealized depreciation in fair value of investments	(6,170,463)	(1,735,388)
Benefit distributions to participants	(35,976,801)	(29,748,647)
Corrective distributions	(200,282)	—
Transfer of net assets in from another plan	—	2,612,943

Net (decrease) increase during the year	(1,333,455)	4,416,752

Net assets available for benefits, end of year	$289,330,503	$290,663,958

The accompanying notes are an integral part of these financial statements.

ADC Retirement Savings Plan
Notes to Financial Statements
December 31, 2007
1. Plan Description
General
The ADC Retirement Savings Plan (the Plan) is a defined contribution plan covering substantially all domestic employees of ADC Telecommunications, Inc. (ADC or the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following is not a comprehensive description of the Plan and, therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the plan document for more complete information.
Plan Operations
In June 2006, Ameriprise Financial, Inc. sold its defined contribution record-keeping business to Wachovia Corporation. On April 2, 2007, trust assets were transferred to Wachovia Bank, and record-keeping was converted from Ameriprise Retirement Services to Wachovia Retirement Services. Wachovia Retirement Services provides record-keeping services to the Plan, and Wachovia Bank, N.A. (the Trustee) is the trustee. ADC is the Plan Sponsor. The Trustee is responsible for holding investment assets of the Plan, executing investment transactions, and making disbursements to participants. All audit, legal, and plan administration-related expenses are paid by the Company except for investment management fees, which are netted against investment income. During 2007 and 2006, the Company paid $137,624 and $132,076, respectively, in expenses related to the Plan.
Eligibility
Employees in recognized employment, as defined in the Plan, may generally contribute to the Plan immediately. Company contributions commence following one year of service, as defined by the Plan.

ADC Retirement Savings Plan
Notes to Financial Statements (continued)
1. Plan Description (continued)
Contributions and Vesting
Under the provisions of the Plan, participants classified as highly compensated employees may elect to make contributions from 1% to 15% of their eligible pretax earnings, and participants classified as non-highly-compensated employees may elect to make contributions from 1% to 50% of their eligible pretax earnings. The Company matches 50% of an eligible participant’s contributions up to the first 6% of eligible compensation, for a maximum company contribution of 3%. The Company may also make a discretionary performance match contribution. All amounts credited to the accounts of participants for employer and employee contributions are fully vested and are subject to Internal Revenue Service (IRS) limitations.
Each participant’s account is credited with the participant’s contribution, the matching Company contribution, and plan earnings that are allocated based on the balances in the underlying investment funds. The participant’s account is charged with an allocation of investment management fees. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Effective February 1, 2007, a 20% limit applied to new contributions and to transfers allocated to the ADC Stock Fund of the Plan. Transfers are allowed until the participant’s balance in the ADC Stock Fund reaches 20% of the participant’s total account. If the participant’s ADC Stock Fund balance is at or over this 20% limit, no additional transfers may be made into the ADC Stock Fund. An independent fiduciary was hired to oversee the ADC Stock Fund.
Transition Contributions
Upon the termination of the ADC Telecommunications, Inc. Pension Plan (Pension Plan) on January 5, 1998, the Retirement Savings Plan was amended to provide an annual Transition Contribution to participants who met either the Rule of 55 or the Rule of 60 as of December 31, 1997, and were credited with at least ten years of service in the Pension Plan as of that date. A participant meets the Rule of 60 if the sum of the participant’s age and years of vesting service under the Pension Plan as of December 31, 1997, equaled 60 or more. A participant meets the rule of 55 if the sum of the participant’s age and vesting service under the Pension Plan as of December 31, 1997, equaled at least 55 but less than 60.

ADC Retirement Savings Plan
Notes to Financial Statements (continued)
1. Plan Description (continued)
Annual contributions for participants who meet the Rule of 55, range from 0% to 6% of their recognized compensation for the plan year and are determined based on their age as of
December 31 of the plan year. Annual contributions for participants who meet the Rule of 60 range from 0% to 9% of their recognized compensation for the plan year and are determined based on their age as of December 31 of the plan year. Eligible participants who terminate prior to December 31 of a plan year are credited with a partial-year contribution based on their age on the preceding January 1 and their recognized compensation from January 1 until the last day of the month in which their employment is terminated. For the years ended December 31, 2007 and 2006, Transition Contributions included in employer contributions were $423,872 and $415,042, respectively.
Distributions
Those participants whose employment terminates are entitled to receive 100% of their account balances.
Participant Loans
Generally, a participant who is actively employed by ADC may obtain a loan up to the lesser of one-half of the participant’s account balance or $50,000. The loan must be repaid with interest at 1% above the prime rate within 5 years, with the exception of residential loans, which must be repaid in 15 years. Participants repay loans through payroll deductions.
As participant loan repayments are received, they are immediately invested in the investment fund(s) in accordance with that participant’s investment allocation election for current contributions.
Age 59 1/2 Withdrawal
Generally, participants who have attained age 59 1/2 or over may withdraw up to 100% of their account balances.
Hardship Withdrawal
Employed participants under age 59 1/2 are subject to hardship limits established by the IRS on withdrawals from pretax employee contributions.

ADC Retirement Savings Plan
Notes to Financial Statements (continued)
1. Plan Description (continued)
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan, subject to the provisions set forth in ERISA. In the event of the Plan’s termination, the participants shall receive 100% of their account balances.
2. Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
Valuation of Investments
Investments are recorded at fair value. Common stock and mutual fund values are determined using quoted market prices. Common/collective funds are valued by the Trustee based on the values of the underlying investments. The participant loans are valued at their outstanding balances, which approximate fair value. Changes in the fair value of investments between years are included in net realized/unrealized (depreciation) appreciation in fair value of investments in the accompanying statements of changes in net assets available for benefits. Purchases and sales of securities are recorded on a trade-date basis.
Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

ADC Retirement Savings Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
New Accounting Pronouncement
In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157 (FAS 157), Fair Value Measurement. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the effect that the provisions of FAS 157 will have on the Plan’s financial statements.
3. Investments
Upon enrollment in the Plan, a participant may direct employee contributions in any of 21 investment options.
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect a participant’s account balance and the amounts reported in the statements of net assets available for benefits.
The fair market value of individual investments that represent 5% or more of the Plan’s net assets as of December 31 is as follows:

	2007	2006

ADC Telecommunications, Inc. common stock	$25,995,262	$31,774,451
Franklin Small/Mid Capital Growth Fund	41,139,503	41,743,729
RiverSource Trust Stable Capital II Fund	36,336,251	35,953,077
American Century Income and Growth Fund	35,172,742	38,930,084
Dodge and Cox Balanced Fund	37,801,413	39,633,188
MFS Institutional International Equity Fund	41,948,002	40,288,482

ADC Retirement Savings Plan
Notes to Financial Statements (continued)
3. Investments (continued)
During 2007 and 2006, the Plan’s investments, including investments purchased and sold, as well as held during the year, appreciated (depreciated) in fair value as follows:

	Year Ended December 31
	2007	2006

Net realized/unrealized (depreciation) appreciation in fair value of investments:
Mutual funds	$(11,902,605)	$12,454,621
Common/collective funds	2,360,649	3,444,373
Common stock	3,371,493	(17,634,382)

	$(6,170,463)	$(1,735,388)

4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated March 21, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.
5. Legal Matters
On May 19, 2003, ADC was served with a lawsuit that was filed in the United States District Court for the District of Minnesota. The complaint named ADC and several of its current and former officers, employees, and directors as defendants. After this lawsuit was served, ADC was served with two substantially similar lawsuits. All three of these lawsuits were consolidated into a single lawsuit captioned In Re ADC Telecommunications, Inc. ERISA Litigation. This lawsuit was brought by individuals who sought to represent a class of participants in the Plan who purchased ADC common stock as one of the investment alternatives under the Plan from February 2000 through at least October 2005. The lawsuit alleged a breach of fiduciary duties under ERISA. On October 26, 2005, after mediation, the parties agreed to settle the case subject to various approvals, including approvals from an independent fiduciary and the court. These approvals were obtained during 2006, and the settlement is now final. In agreeing to settle this

ADC Retirement Savings Plan
Notes to Financial Statements (continued)
5. Legal Matters (continued)
matter, ADC has made no admission of liability or wrongdoing. Under the terms of the settlement, ADC agreed to pay $3.25 million, which included attorneys’ fees and expenses, and all administrative fees. Of the settlement amount, $1.48 million was allocated to participants’ accounts pursuant to the terms of the settlement agreement. Payment of the settlement amount was covered and funded by ADC’s insurance during fiscal year 2007. Amounts distributed to individual participants relating to this settlement are included in the benefits distribution line item on the statement of changes in net assets.
6. Subsequent Events
ADC acquired LGC Wireless, Inc. (LGC) on November 30, 2007. LGC adopted the Plan effective January 1, 2008. The ADC Retirement Committee ratified its adoption and recognized service credited under the LGC Wireless, Inc. 401(k) Plan (LGC Plan) as service under the Plan. Participation and all contributions to the LGC Plan were frozen effective December 31, 2007, and its assets have not been transferred into the ADC Plan. All contributions from employees of LGC for payrolls dated on or after January 1, 2008, have been deposited to the Plan. The LGC Plan is in discussion with the IRS on an issue related to eligibility of temporary employees. The assets will not be transferred into the ADC Plan until this issue is resolved — which ADC presently expects to be in late fiscal year 2008 or early 2009. Former LGC employees who terminate employment receive their LGC 401(k) distribution from the LGC Plan Trustee. Repayments for loans issued from the LGC Plan continue to be deposited to the LGC Plan Trustee and new loans from LGC Plan assets are set up with the LGC Plan Trustee and are repaid to the LGC Plan Trustee.

SCHEDULE

ADC Retirement Savings Plan
EIN: 41-0743912
Plan #002
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

Current
Description of Investment	Value

Common stock:
ADC Telecommunications, Inc. common stock*	$25,995,262

Total common stock	25,995,262

Mutual funds:
Franklin Small/Mid Capital Growth Fund	41,139,503
American Century Income and Growth Fund	35,172,742
Dodge and Cox Balanced Fund	37,801,413
MFS Institutional International Equity Fund	41,948,002
Dodge and Cox Income Fund	7,468,429
Robeco Boston Partners Small Cap Value II Instl	9,315,359
Vanguard Small Cap Growth Index Fund	5,837,616
Vanguard Target Retirement Income Fund	2,529,908
Vanguard Target Retirement 2005 Fund	681,754
Vanguard Target Retirement 2010 Fund	896,979
Vanguard Target Retirement 2015 Fund	6,588,764
Vanguard Target Retirement 2020 Fund	1,689,346
Vanguard Target Retirement 2025 Fund	2,852,359
Vanguard Target Retirement 2030 Fund	804,939
Vanguard Target Retirement 2035 Fund	10,065,458
Vanguard Target Retirement 2040 Fund	417,360
Vanguard Target Retirement 2045 Fund	2,008,325
Vanguard Target Retirement 2050 Fund	320,347
Evergreen Institutional Money Market Fund	489,522

Total mutual funds	208,028,125

Common collective trust funds:
RiverSource Trust Stable Capital II Fund*	36,336,251
RiverSource Trust Equity Index Fund I*	12,419,670

Total common collective trust funds	48,755,921

Loans to participants:
Loans to participants, 4% to 10%, maturities through 2021*	4,260,744

Total investments (does not include cash)	$287,040,052

*	Party in interest.

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, ADC Telecommunications, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ADC Telecommunications, Inc. Retirement Savings Plan
	By:	ADC TELECOMMUNICATIONS, INC.

Date: June 26, 2008	By:	/s/ James G. Mathews
		Name:	James G. Mathews
		Title:	Vice President, Chief Financial Officer